SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                 _______________________________

                            FORM 11-K

                 _______________________________


     (Mark One)

      X   Annual Report Pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934 (Fee Required) for the fiscal year ended December 31, 1994 or

     ___ Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No Fee
          Required) for the transition period from ______ to _______.


              ____________________________________



                    Commission File No. 1-722


               ___________________________________



                 THE BROOKLYN UNION GAS COMPANY
                   EMPLOYEE SAVINGS PLANS FOR
                    NON-BARGAINING EMPLOYEES,
               LOCAL 101 BARGAINING EMPLOYEES AND
                  LOCAL 3 BARGAINING EMPLOYEES







                 THE BROOKLYN UNION GAS COMPANY
                      ONE METROTECH CENTER
                 BROOKLYN, NEW YORK  11201-3631



                 THE BROOKLYN UNION GAS COMPANY

                   EMPLOYEE SAVINGS PLANS FOR

    NON-BARGAINING EMPLOYEES, LOCAL 101 BARGAINING EMPLOYEES

                AND LOCAL 3 BARGAINING EMPLOYEES



                   FINANCIAL STATEMENTS AS OF
                   DECEMBER 31, 1994 AND 1993



                 TOGETHER WITH AUDITORS' REPORTS






































                 THE BROOKLYN UNION GAS COMPANY
      EMPLOYEE SAVINGS PLANS FOR NON-BARGAINING EMPLOYEES,
 LOCAL 101 BARGAINING EMPLOYEES AND LOCAL 3 BARGAINING EMPLOYEES
           NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                   DECEMBER 31, 1994 AND 1993


Note (1)-Description of Plans

(a)  General

     The following description of The Brooklyn Union Gas Company (the "Company") Employee Savings Plans provides only general information. The financial statements included herein reflect the combined and individual statements of the Brooklyn Union Gas Company Employee Savings Plans for Non-Bargaining Employees, Local 3 Bargaining Employees and Local 101 Bargaining Employees (collectively referred to herein as the "Plans"). Participants should refer to the Summary Plan Descriptions for a more complete discussion of the Plans' provisions.

     The Plans were approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plans provide for eligible employees of the Company and its wholly-owned subsidiaries to become participants ("Members") of the Plans with an opportunity to acquire shares of the Company's Common Stock ($.33 1/3 par value) ("Company Common Stock") of up to a 10% discount and a mechanism through which they can save and invest part of their income on a tax deferred basis. In addition to Company Common Stock, Members may invest in other investment options (collectively, the "Funds").

     The Plans were established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code of 1954, as amended (the "Code") and provide for salary reduction contributions under
Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current Federal and, subject to applicable laws, state and local income taxes on the portion of their compensation contributed to the Plans. The amounts so elected by Members are contributed to the Plans by the Company through payroll deductions.

     The Plans are defined contribution plans and are subject to Title I of the Employee Retirement Income Security Act of 1974
("ERISA") but not Title IV because they are "individual account plans".

                               (1)






     Every non-bargaining employee of the Company is eligible to become a participant in the applicable Plan when he or she has completed 90 days of service. Every bargaining employee is represented by a labor organization which negotiates provisions for participation as contained in the applicable labor agreements, and eligibility is attained after one year of service.

(b)  Termination of the Plans

     Although it has not expressed any intent to do so, the Board of Directors may terminate the Plans or completely discontinue contributions under the Plans for any reason at any time. In the case of termination of the Plans, the total amount in each affected Member's account would be distributed to the Member.

(c)  Contributions Under the Plans

Company Contributions

     Brooklyn Union employees are eligible to receive up to a 10% discount towards the purchase of Company Common Stock. In October 1993, Members began to receive additional contributions on money invested in the Company Common Stock Fund as follows: for all non-bargaining employees, the Company will match 50% of the first 3% of employees' compensation to the Company Common Stock Fund, and for all bargaining employees, the Company will match one-third of the first $14.40 per week of employees' contributions to the Company Common Stock Fund. Additionally, the up to 10% purchase discount applies to all shares purchased through this match.

Employee Contributions

     Deferred Salary Contributions: All Members of the Plans may elect to have their compensation reduced by not less than 1% and no more than 15% (in multiples of 1%), not to exceed the limitation imposed by Section 402(g) of the Code, and contributed to the applicable Plan on the Members' behalf by the Company ("Deferred Salary Contributions"). Deferred Salary Contributions reduce the amount of the Members' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes.
Such contributions are subject to Social Security taxes.

     Rollover Contributions: If a Member of a Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the Member of the taxable amount of the lump sum distribution may be made to the applicable Plan.


                               (2)




     All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are Members of the Employee Savings Plan Committee (the "Committee"). The Plans make available the funds in which Members may invest. Such funds may be changed from time to time through the addition or deletion of one or more investment options. All contributions made to Members' accounts are fully and immediately vested in the applicable Plan.

(d)  Loans to Members

     The Plans permit Members to borrow from the Plan, subject to the approval by the Committee under uniform rules and regulations. The amounts which may be borrowed depend on the value of the Members' accounts. The Members' accounts serve as collateral for the loans and Members are charged interest at the prime rate at the beginning of the calendar quarter plus one percentage point.

(e)  Amendments to the Plans

     Effective January 1, 1995, the Trustee elected to outsource the recordkeeping to Coopers & Lybrand LLP, Parsippany, NJ
Additionally the following changes were made:

The waiting period between loans was eliminated.  All       loans
are transacted by telephone. Loans are liquidated pro rata from participant account holdings.
The number and frequency of transfers are unlimited between funds. The Brooklyn Union Common Stock Fund now contains both Brooklyn Union Stock and a small portion of cash (approximately 3%). Previously the fund was entirely in Brooklyn Union Common Stock. All Hardship Withdrawals are approved by the Manager, Financial Management, of the Company.

(f)  Trustees

     Robert R. Wieczorek, Wallace P. Parker, and Lenore F. Puleo, members of the Committee, act as trustees (the "Trustees") under the Plans to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plans. Pursuant to a trust document executed by the Trustees, the Trustees are subject to the same fiduciary responsibility to the Plans' Members as an independent trustee.

     The Company Common Stock is held by the Trustees in a nominee name, ESP Co. One of the Plans' two available guaranteed investment contract (GIC) funds is held by Metropolitan Life
Insurance Company of New York and the other by the Vanguard Group, a "Mutual Funds Company."

                               (3)



(g)  Investment Exceeding 5% of Net Assets

     As of December 31, 1994 and 1993, all securities held by the Brooklyn Union Gas Company Employee Savings Plan for Non-Bargaining Employees, Local 101 Bargaining Employees and Local 3 Bargaining Employees are in excess of 5% of net assets for each of the Plans.

(h)  Forfeitures

     Forfeitures are used to reduce employer contributions.

Note (2)-Summary of Significant Accounting Policies

(a)  General

     The financial statements have been prepared on the accrual basis of accounting and investments in securities reflect market or redemption values, as appropriate.

     Market values are determined based on published quotations.
The values of guaranteed investment contracts are reported on the financial statements at contract value.

     Market appreciation (depreciation) on securities is realized when the investments are sold. The realized and unrealized appreciation and depreciation calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year. Interest and dividends on investments are accrued by the Plan when earned and credited to the Members' accounts upon receipt.

(b)  Investment of Funds

     At the direction of the Members, Plan assets are invested in Company Common Stock, The Metropolitan Life Insurance Guaranteed Investment Contract and/or one or more of eight other funds from the Vanguard Group, namely: Vanguard Fixed Income Securities Fund
- - Short-Term Portfolio, Windsor Fund, Vanguard Money Market Trust Fund - Federal Portfolio, Vanguard Money Market Trust Fund - Prime Portfolio, The Vanguard Investment Contract Trust, Wellington Fund, Explorer Fund and The Wellesley Income Fund.

     The Vanguard Group is jointly owned by associated members of investment funds. The Vanguard Group furnishes, at cost, corporate management, administrative and shareholder accounting services to the member funds (the "Group"). Vanguard Group also provides all marketing and distribution services to the open-end funds in the Group pursuant to an order issued by the Securities and Exchange Commission on February 25, 1981. Each fund in the Group bears a share of the net costs of operations which are allocated among members of the Group.
                               (4)

(c)  Administrative Expenses

     All expenses for the administration of the Plans are paid by the Company.



Note (3)-Tax Considerations

     Upon origination of the Plans, the Company received determination letters in which the Internal Revenue Service ("IRS") stated that the Plans, as then designed, were in compliance with
Section 401(a) and Section 401(k) of the Code. The Plans have been amended since receiving the determination letters. The Company believes the Plans are currently designed and being operated in compliance with the applicable requirements of the Code.
Therefore, they believe the Plans are qualified and that the related trust continues to be tax-exempt as of December 31, 1994.

































                               (5)



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Savings Plan Committee of
The Brooklyn Union Gas Company Employee
Savings Plan for Local 3 Bargaining Employees:

We have audited the accompanying statements of net assets available for benefits of The Brooklyn Union Gas Company Employee Savings Plan for Local 3 Bargaining Employees (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits (Schedule B) is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
New York, New York
June 26, 1995

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Savings Plan Committee of
The Brooklyn Union Gas Company Employee
Savings Plan for Local 101 Bargaining Employees:

We have audited the accompanying statements of net assets available for benefits of The Brooklyn Union Gas Company Employee Savings Plan for Local 101 Bargaining Employees (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits (Schedule B) is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
New York, New York
June 26, 1995

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Savings Plan Committee of
The Brooklyn Union Gas Company Employee
Savings Plan for Non-Bargaining Employees:

We have audited the accompanying statements of net assets available for benefits of The Brooklyn Union Gas Company Employee Savings Plan for Non-Bargaining Employees (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits (Schedule B) is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
New York, New York
June 26, 1995







                           SIGNATURES


The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 29, 1995                Employees Savings Plan of
                              The Brooklyn Union Gas Company


                              ______________________________
                              Robert R. Wieczorek
                              Vice President, Secretary &
                              Treasurer










































   (THE FINANCIAL STATEMENTS ARE FILED UNDER COVER OF FORM SE)